Exhibit 12.01
HARTFORD LIFE INSURANCE CO.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	YTD	YTD	YTD	YTD	YTD
(In millions)	12/31/07	12/31/06	12/31/05	12/31/04	12/31/03

Earnings	908	834	1,116	1,012	794

Add:
Fixed charges
Interest expense	—	—	—	—	—
Interest factor attributable to rentals	2	4	5	6	6

Total fixed charges	2	4	5	6	6
Interest credited to contractholders	1,924	1,706	1,679	1,658	1,055

Total fixed charges including interest credited to contractholders	1,926	1,710	1,684	1,664	1,061

Earnings, as defined	910	838	1,121	1,018	800

Earnings, as defined, including interest credited to contractholders	2,834	2,544	2,800	2,676	1,855

Fixed charges
Fixed charges above	2	4	5	6	6
Dividends on subsidiary preferred stock	—	—	—	—	—

Total fixed charges and preferred dividend requirements	2	4	5	6	6

Total fixed charges, interest credited to contractholders and preferred dividend requirements	1,926	1,710	1,684	1,664	1,061

Ratios
Earnings, as defined, to total fixed charges	455.0	209.5	224.2	169.7	133.3

Earnings, as defined, to total fixed charges and preferred dividend requirements	455.0	209.5	224.2	169.7	133.3

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders	1.5	1.5	1.7	1.6	1.7

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders and preferred dividend requirements	1.5	1.5	1.7	1.6	1.7